Exhibit 21.1

Name of Subsidiary	Jurisdiction
Chicago Concourse Development Group, LLC	Delaware
Concourse Communications Baltimore, LLC	Delaware
Concourse Communications Canada, Inc.	Delaware
Concourse Communications Detroit, LLC	Delaware
Concourse Communications Group, LLC	Delaware
Concourse Communications Illinois, LLC	Illinois
Concourse Communications Minnesota, LLC	Delaware
Concourse Communications Nashville, LLC	Illinois
Concourse Communications Ottawa, LLC	Illinois
Concourse Communications Puerto Rico, LLC	Puerto Rico
Concourse Communications SSP, LLC	Delaware
Concourse Communications St. Louis, LLC	Delaware
Concourse Communications UK, Ltd.	England
Concourse Holding Co., LLC	Delaware
InGate Holding, LLC	Illinois
InGate Technologies, LLC	Delaware
New York Telecom Partners, LLC	Delaware
Opti-Fi Networks, LLC	Delaware
tego Communications, Inc.	Delaware